SRK Consulting (Canada) Inc. Suite 1000 – 25 Adelaide Street East Toronto, Ontario. M5C 3A1 Canada toronto@srk.com www.srk.com Tel: 416.601.1445 Fax: 416.601.9046

Project number: 3CM016.000

Toronto, July 25, 2008

To:
Securities Regulatory Authorities
B. C. Securities Commission (BCSC)
Alberta Securities Commission (ABC)
Ontario Securities Commission (OSC)
L’Autorité des marchés financiers (AMF)
Toronto Stock Exchange (TSX)

CONSENT of AUTHOR

I, Dominic Chartier, do hereby consent to the public filing of the technical report entitled “Mineral Resource Estimation, Valdecañas Silver Project, Zacatecas State, Mexico” (the “Technical Report”) and dated July 25, 2008 and any extracts from or a summary of the Technical Report under the National Instrument 43-101 disclosure of MAG Silver Corp. and to the filing of the Technical Report with any securities regulatory authorities.

I further consent to the company filing the report on SEDAR and EDGAR and consent to press releases made by the company with my prior approval.  In particular I have read and approved the press release of MAG Silver Corp. dated June 18, 2008 (the “Disclosure”) in which the findings of the Technical Report are disclosed.

I also confirm that I have read the Disclosure and that it fairly and accurately represents the information in the Technical Report that supports the Disclosure.

Dated this 25th day of July 2008.

Dominic Chartier, P.Geo
Consulting Geologist

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